Fusion Telecommunications International, Inc.
420 Lexington Avenue Suite 1718
New York, NY 10170

mgelberg@fusiontel.com
December 26, 2012

‘CORRESP’

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Robert S. Littlepage, Accountant Branch Chief
Dean Suehiro, Senior Staff Accountant

Ladies and Gentlemen:

Fusion Telecommunications International, Inc. (the “Company”) is in receipt of the staff’s comment letter dated December 13, 2012.  Following are the Company’s responses to the staff’s comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Report of Independent Registered Public Accounting Firm, Page F-1

1.	We note your response to comment one in our letter dated December 6, 2012. Please file the amendment.

RESPONSE: The Company intends to file the amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 immediately upon completion of staff review and comment.

Note 4. Sale of Accounts Receivable, page F-10

2.	We note your response to comments two and four in our letter dated December 6, 2012. Please tell us in more detail your consideration of ASC 860-10-40-5(c)(1) and (3) in arriving at your conclusion.

RESPONSE:  ASC 860-10-40-5(c)(1) references an agreement that both entitles and obligates the transferor of the financial assets to repurchase or redeem them before their maturity in determining whether or not the transferor has effective control over the assets.  ASC 860-10-40-25 states that in order to have effective control under this provision, the transferor must have both the contractual right and the contractual obligation to reacquire securities that are identical to or substantially the same as those concurrently transferred. The Company’s agreement with Prestige provides no such right to the Company to reacquire the accounts receivables sold to Prestige.  ASC 860-10-40-25 goes on to say that transfers that include only the obligation to reacquire, at the option of the transferee or upon certain conditions, generally do not maintain the transferor's control, because the option might not be exercised by the transferee or the conditions may not occur.

ASC 860-10-40-5(c)(3) refers to an agreement that permits the transferee to require the transferor to repurchase the transferred financial assets at a price that is so favorable to the transferee that it is probable that the transferee will require the transferor to repurchase them, and references the put option provisions of paragraph 860-10-55-42D.  Prestige’s right to charge back the Company, under certain conditions, for receivables sold to them does not constitute a put option that is sufficiently deep in the money (ASC 860-10-55-42D(b)) that it would provide the transferor effective control over the assets.

Note 16. Commitments and Contingencies
Legal Matters, page F-20

3.	We note your response to comment three in our letter dated December 6, 2012. Please revise your disclosures in your amendment.

RESPONSE: The Company will revise its disclosure with respect to this item in its amended Form 10-K to be filed upon completion of staff review and comment.

The Company trusts the foregoing sufficiently responds to the staff’s comments.

Sincerely,

/s/ Gordon Hutchins, Jr.
Gordon Hutchins, Jr.
President, Chief Operating Officer and Acting Chief Financial Officer

cc:	Matthew Rosen, CEO
Rothstein Kass
Steven I. Weinberger